

May 18, 2012

Adam Alred
Chief Executive Officer
EZJR, Inc.
935 Highway 124 #215
Braselton, GA 30517

>    **Re:     EZJR, Inc.**
>    **Form 8-K**
>    **Filed April 20, 2012**
>    **File No.  000-53810**

Dear Mr. Alred:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1.     We note your response to comment 3 and the identification of Brenda Zimbardi and Rick Kaye of OWR.  We partially reissue our comment.  Please identify your shareholders that that sold shares and briefly describe the negotiations that resulted in this transaction.  Also, identify the "entity controlled by the shareholders of OWR."

2.     We note your response to comment 4.  Please confirm if it is the opinion of counsel that your transactions, which resulted in a change of control and reverse merger, did not require the approval of your shareholders pursuant to applicable state law.

Ownerwiz Realty Business, page 3

3.      We note your response to comment 5 that you earn commission revenues from both buyers and sellers.  Since you appear to focus on the rent-to-own sales arrangement, please discuss how your fees are charged and collected.

4.      We note the revised disclosure referring to "terms and conditions."  Please revise to elaborate on the typical terms and conditions between you and your clients, whether buyers or sellers.

5.      We note your response to comment 7 that www.ownerwizrealty.com is your subsidiary's website.  Please clarify if the website represents the operations you are conducting through your subsidiary.

6.      Please revise to explain how you obtain the "information in addition to MLS data" that you use to obtain and retain clients.

Risk Factors, page 13

If OWR's business plan is not successful..., page 13

7.      You disclose that OWR's shareholders may lose their investment.  Please revise to clarify the risk to your shareholders.

Low-priced stocks may affect the resale of OWR's shares, page 21

8.      Please revise the subheading to clarify whether your stocks would be deemed penny stocks.

Management's Discussion and Analysis…, page 23

9.      Please revise to provide more details about the "leads" you purchase from your related party.  Please identify such related party with your Item 404 of Regulation S-K disclosure.

Results of Operations, page 23

10.     In light of only Adam Alred receiving compensation in 2011, please clarify how you incurred $47,383 in payroll and payroll taxes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.  Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel